Exhibit 99.2

Stockholm, Sweden	August 17, 2023

Interim Report Q2, 2023
Filing for full approval of TARPEYO

FINANCIAL SUMMARY FOR THE GROUP

Key Figures

April 1 - June 30, 2023

-

Net sales amounted to SEK 269.4 million, of which TARPEYO® net sales amounted to SEK 259.2 million, for the three months ended June 30, 2023. For the three months ended June 30, 2022, net sales amounted to SEK 64.0 million, of which TARPEYO® net sales amounted to SEK 63.6 million.

-	Operating loss amounted to SEK 75.2 million and SEK 209.8 million for the three months ended June 30, 2023, and 2022, respectively.
-	Loss per share before and after dilution amounted to SEK 1.71 and SEK 3.62 for the three months ended June 30, 2023, and 2022, respectively.
-	Cash amounted to SEK 866.2 million and SEK 846.8 million as of June 30, 2023, and 2022, respectively.

January 1 - June 30, 2023

-

Net sales amounted to SEK 460.7 million, of which TARPEYO net sales amounted to SEK 444.9 million, for the six months ended June 30, 2023. For the six months ended June 30, 2022, net sales amounted to SEK 113.8 million, of which TARPEYO net sales amounted to SEK 81.6 million.

-	Operating loss amounted to SEK 255.2 million and SEK 418.2 million for the six months ended June 30, 2023, and 2022, respectively.
-	Loss per share before and after dilution amounted to SEK 5.21 and SEK 7.57 for the six months ended June 30, 2023, and 2022, respectively.

Significant Events in Q2 2023, in Summary

-

In June 2023, Calliditas had two oral presentations and two abstracts reflecting top line data and analyses from the NeflgArd Phase 3 Study, evaluating Nefecon® (TARPEYO® (budesonide) delayed release capsules/Kinpeygo®) in patients with IgA nephropathy (IgAN), at the European Renal Association (ERA) Congress in Milan, Italy.

-

In June 2023, Calliditas announced the submission of a supplemental New Drug Application (sNDA) to the US Food and Drug Administration (FDA) seeking full approval of TARPEYO® (budesonide) delayed release capsules (developed under the project name Nefecon) for the entire study population evaluated in the Phase 3 NeflgArd study. The sNDA submission was based on the full data set from the Phase 3 NefIgArd clinical trial, a randomized, double-blind, multicenter study which assessed the efficacy and safety of Nefecon dosed at 16 mg once daily versus placebo on a background of optimized RASi therapy in adult patients with primary IgAN. The trial met its primary endpoint of kidney function, with Nefecon demonstrating a highly statistically significant benefit over placebo (p value < 0.0001) in estimated glomerular filtration rate (eGFR) over the two-year period of 9 months of treatment with Nefecon or placebo and 15 months of follow-up off drug.

Key Takeaways:

-	Late breaking data from the Phase 3 NefIgArd study presented at the ERA EDTA Conference in June 2023.
-	sNDA submitted to the FDA in June 2023 for full approval in the entire study population of NefIgArd.
-	In August Calliditas Therapeutics announced full results from the NefIgArd Phase 3 trial published in The Lancet.

Updated 2023 Outlook

For 2023, Calliditas expects revenue growth in the US where: Net sales from TARPEYO are estimated to be USD 100-120 million for the year ending December 31, 2023.

Investor Presentation August 17, 2023, 14:30 CET

Audio cast with teleconference, Q2 2023

Webcast: https://ir.financialhearings.com/calliditas-therapeutics-q2-2023

Teleconference: SWE +46 (8) 525 07 003, US +1 774 450 99 00, UK +44 7073 5048

For further information, please contact:

Åsa Hillsten, Head of Investor Relations, Calliditas

Phone.: +46 764 03 35 43, E mail: asa.hillsten@calliditas.com

The information is information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Market Act. The information was sent for publication, through the agency of the contact person set out above, on August 17, 2023, at 7:00 a.m. CET.

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, developed under the name Nefecon, has been granted accelerated approval by the FDA under the trade name TARPEYO® and conditional marketing authorization by the European Commission under the trade name Kinpeygo®. Kinpeygo is being commercialized in the European Union Member States by Calliditas’ partner, STADA Arzneimittel AG. Additionally, Calliditas is conducting a Phase 2b/3 clinical trial in primary biliary cholangitis and a Phase 2 proof-of-concept trial in head and neck cancer with its NOX inhibitor product candidate, setanaxib. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, commercialization efforts, business plans, regulatory submissions, clinical development plans, revenue and product sales projections or forecasts and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, continued and additional regulatory approvals for TARPEYO and Kinpeygo, market acceptance of TARPEYO and Kinpeygo, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, revenue and product sales projections or forecasts, including 2023 revenue guidance, and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.